UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Spark Networks, SE

(Name of Issuer)

American Depository Shares, each representing 0.1 no par value registered Ordinary Shares

(Title of Class of Securities)

846517100

(CUSIP Number)

PEAK6 Investments, LLC
141 W. Jackson Boulevard Suite 500
Chicago, Illinois 60604
Attention: Jay Coppoletta
Telephone: 312-444-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e),240.13d-1(f)or240.13d-1(g),check the following box. []

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS PEAK6 Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) []
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 467,994*
	8	SHARED VOTING POWER 749,226*
	9	SOLE DISPOSITIVE POWER 467,994*
	10	SHARED DISPOSITIVE POWER 749,226*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,217,220*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) []
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7% Based on 26,056,890 American Depository Shares outstanding as of June 30, 2020, provided from the Issuer's Form 6-K filed with the Securities and Exchange Commission on August 27, 2020.

14	TYPE OF REPORTING PERSON (See Instructions) CO/HC

*American Depository Shares, each representing 0.1 no par value registered Ordinary Shares

1	NAMES OF REPORTING PERSONS PEAK6 Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) []
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 749,226*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 749,226*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,226*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) []
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9% Based on 26,056,890 American Depository Shares outstanding as of June 30, 2020, provided from the Issuer's Form 6-K filed with the Securities and Exchange Commission on August 27, 2020. Commission

14	TYPE OF REPORTING PERSON (See Instructions) CO

*American Depository Shares, each representing 0.1 no par value registered Ordinary Shares

1	NAMES OF REPORTING PERSONS PEAK6 Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) []
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 749,226*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 749,226*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,226*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) []
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9% Based on 26,056,890 American Depository Shares outstanding as of June 30, 2020, provided from the Issuer's Form 6-K filed with the Securities and Exchange Commission on August 27, 2020.

14	TYPE OF REPORTING PERSON (See Instructions) CO/HC

*American Depository Shares, each representing 0.1 no par value registered Ordinary Shares

1	NAMES OF REPORTING PERSONS PEAK6 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) []
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,217,220*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,217,220*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,217,220*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) []
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7% Based on 26,056,890 American Depository Shares outstanding as of June 30, 2020, provided from the Issuer's Form 6-K filed with the Securities and Exchange Commission on August 27, 2020.

14	TYPE OF REPORTING PERSON (See Instructions) CO/HC

*American Depository Shares, each representing 0.1 no par value registered Ordinary Shares

1	NAMES OF REPORTING PERSONS Matthew Hulsizer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) []
6	CITIZENSHIP OR PLACE OF ORGANIZATION Unied States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,217,220*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,217,220*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,217,220*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) []
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7% Based on 26,056,890 American Depository Shares outstanding as of June 30, 2020, provided from the Issuer's Form 6-K filed with the Securities and Exchange Commission on August 27, 2020.

14	TYPE OF REPORTING PERSON (See Instructions) IN

*American Depository Shares, each representing 0.1 no par value registered Ordinary Shares

1	NAMES OF REPORTING PERSONS Jennifer Just
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) []
6	CITIZENSHIP OR PLACE OF ORGANIZATION Unied States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,217,220*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,217,220*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,217,220*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) []
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7% Based on 26,056,890 American Depository Shares outstanding as of June 30, 2020, provided from the Issuer's Form 6-K filed with the Securities and Exchange Commission on August 27, 2020.

14	TYPE OF REPORTING PERSON (See Instructions) IN

*American Depository Shares, each representing 0.1 no par value registered Ordinary Shares

Explanatory Note

This Amendment No. 3 (the "Amendment") amends the Schedule 13D filed with the Securities and Exchange Commission on December 16, 2019 as amended on August 14, 2020 and August 21, 2020 to reflect a decrease in share ownership.

This is the final amendment.

Item 1. Security and Issuer.

This statement relates to the American Depository Shares, each representing 0.1 no par value registered Ordinary Shares of Spark Networks, SE, a company organized under the laws of Germany (the "Issuer").

Address of Issuer's Principal Executive Offices:

Kohlfurter StraBe 41/43

Berlin 10999

Item 4. Purpose of Transaction.

The purpose of this filing is to indicate that the ownership of the Reporting Persons decreased below the 5% reporting threshold, resulting in the filing of this final 13D/A.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based on 26,056,890 American Depository Shares outstanding as of June 30, 2020, provided from the Issuer's Form 6-K filed with the Securities and Exchange Commission on August 27, 2020.

PEAK6 Investments, LLC

  PEAK6 Investments, LLC is the direct and indirect owner of 1,217,220* Shares Percentage: Approximately 4.7%
  Number of shares as to which such person has:
    sole power to vote or to direct the vote: 467,994*
    shared power to vote or to direct the vote: 749,226*
    sole power to dispose or direct the disposition: 467,994*
    shared power to dispose or direct the disposition: 749,226*
  PEAK6 Investments, LLC entered into sales transactions within the past sixty (60) days. All such transactions were affected in the open market.
Date of Transaction	Price Per Share	Amount of Securities Purchased/(Sold)
2020-12-10	4.6800	(3760)
2020-12-11	4.8800	(8722)
2020-12-14	4.7900	(9901)
2020-12-15	4.6700	(6631)
2020-12-16	4.6200	(6692)
2020-12-17	4.7300	(5600)
  Not applicable.
  Not applicable.

Each Reporting Person disclaims beneficial ownership of any Shares beyond his, her or its pecuniary interest therein

PEAK6 Capital Management LLC

  PEAK6 Capital Management LLC is the direct and indirect owner of 749,226* Shares Percentage: Approximately 2.9%
  Number of shares as to which such person has:
    sole power to vote or to direct the vote: 0
    shared power to vote or to direct the vote: 749,226*
    sole power to dispose or direct the disposition: 0
    shared power to dispose or direct the disposition: 749,226*
  PEAK6 Capital Management LLC entered into sales transactions within the past sixty (60) days. All such transactions were affected in the open market.
Date of Transaction	Price Per Share	Amount of Securities Purchased/(Sold)
2020-11-10	4.8000	(103975)
2020-11-20	4.3500	(9380)
2020-11-20	4.3600	(20)
2020-11-20	4.4000	(3655)
2020-11-20	4.4050	(50)
2020-11-20	4.4100	(695)
2020-11-20	4.4300	(200)
2020-11-20	4.4500	(1000)
2020-11-23	4.6600	(2630)
2020-11-23	4.6750	(250)
2020-11-23	4.6800	(1500)
2020-11-23	4.6900	(2400)
2020-11-23	4.7000	(3943)
2020-11-23	4.7100	(500)
2020-11-23	4.7350	(720)
2020-11-23	4.7375	(100)
2020-11-23	4.7500	(845)
2020-11-23	4.7525	(100)
2020-11-23	4.7600	(100)
2020-11-23	4.7650	(1100)
2020-11-23	4.7700	(55)
2020-11-24	4.7700	(100)
2020-11-24	4.7800	(901)
2020-11-24	4.8056	(7700)
2020-11-25	4.7700	(1100)
2020-11-27	4.7400	(7960)
2020-11-27	4.7500	(1110)
2020-11-27	4.7600	(200)
2020-11-30	4.5900	(4700)
2020-11-30	4.5950	(300)
2020-12-02	4.6100	(1100)
2020-12-02	4.6150	(300)
2020-12-02	4.6200	(300)
2020-12-02	4.6300	(500)
2020-12-07	4.6000	(25000)
2020-12-09	4.7200	(1515)
2020-12-09	4.7201	(200)
2020-12-17	4.6501	(100000)
2020-12-17	4.7700	(3000)
2020-12-17	4.7750	(400)
2020-12-17	4.7800	(200)
  Not applicable.
  Not applicable.

Each Reporting Person disclaims beneficial ownership of any Shares beyond his, her or its pecuniary interest therein

PEAK6 Group LLC

  PEAK6 Group LLC is the direct and indirect owner of 749,226* Shares Percentage: Approximately 2.9%
  Number of shares as to which such person has:
    sole power to vote or to direct the vote: 0
    shared power to vote or to direct the vote: 749,226*
    sole power to dispose or direct the disposition: 0
    shared power to dispose or direct the disposition: 749,226*
  PEAK6 Group LLC has not entered into any transactions in the Shares during the past sixty (60) days other than the transactions described in this filing.
  Not applicable.
  Not applicable.

Each Reporting Person disclaims beneficial ownership of any Shares beyond his, her or its pecuniary interest therein

PEAK6 LLC

  PEAK6 LLC is the direct and indirect owner of 1,217,220* Shares Percentage: Approximately 4.7%
  Number of shares as to which such person has:
    sole power to vote or to direct the vote: 0
    shared power to vote or to direct the vote: 1,217,220*
    sole power to dispose or direct the disposition: 0
    shared power to dispose or direct the disposition: 1,217,220*
  PEAK6 LLC has not entered into any transactions in the Shares during the past sixty (60) days other than the transactions described in this filing.
  Not applicable.
  Not applicable.

Each Reporting Person disclaims beneficial ownership of any Shares beyond his, her or its pecuniary interest therein

Matthew Hulsizer

  Matthew Hulsizer is the direct and indirect owner of 1,217,220* Shares Percentage: Approximately 4.7%
  Number of shares as to which such person has:
    sole power to vote or to direct the vote: 0
    shared power to vote or to direct the vote: 1,217,220*
    sole power to dispose or direct the disposition: 0
    shared power to dispose or direct the disposition: 1,217,220*
  Matthew Hulsizer has not entered into any transactions in the Shares during the past sixty (60) days other than the transactions described in this filing.
  Not applicable.
  Not applicable.

Each Reporting Person disclaims beneficial ownership of any Shares beyond his, her or its pecuniary interest therein

Jennifer Just

  Jennifer Just is the direct and indirect owner of 1,217,220* Shares Percentage: Approximately 4.7%
  Number of shares as to which such person has:
    sole power to vote or to direct the vote: 0
    shared power to vote or to direct the vote: 1,217,220*
    sole power to dispose or direct the disposition: 0
    shared power to dispose or direct the disposition: 1,217,220*
  Jennifer Just has not entered into any transactions in the Shares during the past sixty (60) days other than the transactions described in this filing.
  Not applicable.
  Not applicable.

Each Reporting Person disclaims beneficial ownership of any Shares beyond his, her or its pecuniary interest therein

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

On December 18, 2020 each of the Reporting Persons entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto and is incorporated herein by reference.

Except as described above in this Item 6, there are no contracts, arrangements, understandings or relationships with respect to securities of the issuer.

SIGNATURE

After reasonable inquiry and to the best of his, her or its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2020

PEAK6 Investments, LLC

By: /s/ Jay Coppoletta
Name: Jay Coppoletta
Title: Chief Corp. Dev & Legal Officer

PEAK6 Capital Management LLC

By: /s/ Tom Simpson
Name: Tom Simpson
Title: Chief Executive Officer

PEAK6 Group LLC

By: /s/ Jay Coppoletta
Name: Jay Coppoletta
Title: Chief Corp. Dev & Legal Officer

PEAK6 LLC

By: /s/ Matt Hulsizer
Name: Matt Hulsizer
Title: Manager

Matthew Hulsizer

By: /s/ Matt Hulsizer
Name: Matt Hulsizer

Jennifer Just

By: /s/ Jennifer Just
Name: Jennifer Just

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the American Depository Shares, each representing 0.1 no par value registered Ordinary Shares of Spark Networks, SE. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: December 18, 2020

PEAK6 Investments, LLC

By: /s/ Jay Coppoletta
Name: Jay Coppoletta
Title: Chief Corp. Dev & Legal Officer

PEAK6 Capital Management LLC

By: /s/ Tom Simpson
Name: Tom Simpson
Title: Chief Executive Officer

PEAK6 Group LLC

By: /s/ Jay Coppoletta
Name: Jay Coppoletta
Title: Chief Corp. Dev & Legal Officer

PEAK6 LLC

By: /s/ Matt Hulsizer
Name: Matt Hulsizer
Title: Manager

Matthew Hulsizer

By: /s/ Matt Hulsizer
Name: Matt Hulsizer

Jennifer Just

By: /s/ Jennifer Just
Name: Jennifer Just